May 25, 2007

Mail Stop 4561

Mail Stop 4561
Mr. K.V. Kamath
Managing Director and Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 40051, India

      Re: **ICICI Bank Limited**
              Form 20-F for the Fiscal Year Ended March 31, 2006
              File No. 1-15002

Dear Mr. Kamath:

We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely,

              Hugh West
              Accounting Branch Chief